UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 10)

Under the Securities Exchange Act of 1934

WASTE SERVICES, INC.

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(Name of Issuer)

COMMON STOCK, $.01 par value

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(Title of Class of Securities)

941075103

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(CUSIP Number)

Murray A. Indick

Prides Capital Partners, L.L.C.

200 High Street, Suite 700

Boston, MA 02110

(617) 778-9200

-------------------

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 6, 2007

-----------------

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 941075103  SCHEDULE 13D

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1.	NAME OF REPORTING PERSON

Prides Capital Partners, L.L.C.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

20-0654530

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2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) []
(b) ☒

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3.	SEC USE ONLY

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4.	SOURCE OF FUNDS*
See Item 3

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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
☐

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6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

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7.	SOLE VOTING POWER

-0-

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8.	SHARED VOTING POWER
5,937,175 **

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9.	SOLE DISPOSITIVE POWER

-0-

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10.	SHARED DISPOSITIVE POWER

5,937,175 **

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11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,937,175 **

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12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
☐

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13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.9%**

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14.	TYPE OF REPORTING PERSON

  OO (Limited Liability Company)

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** See Item 5

CUSIP NO. 941075103	SCHEDULE 13D

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1.	NAME OF REPORTING PERSON

Kevin A. Richardson, II

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2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) []
(b) ☒

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3.	SEC USE ONLY

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4.	SOURCE OF FUNDS*
See Item 3

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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)

☐

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6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

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7.	SOLE VOTING POWER

-0-

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8.	SHARED VOTING POWER
5,937,175**

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9.	SOLE DISPOSITIVE POWER

-0-

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10.	SHARED DISPOSITIVE POWER
5,937,175**

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11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,937,175**

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12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
☐

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13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.9%**

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14.	TYPE OF REPORTING PERSON
IN

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** See Item 5

CUSIP NO. 941075103	SCHEDULE 13D

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1.	NAME OF REPORTING PERSON

Henry J. Lawlor, Jr.

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2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) []
(b) ☒

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3.	SEC USE ONLY

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4.	SOURCE OF FUNDS*
See Item 3

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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)

☐

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6.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

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7.	SOLE VOTING POWER

-0-

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8.	SHARED VOTING POWER
5,937,175**

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9.	SOLE DISPOSITIVE POWER

-0-

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10.	SHARED DISPOSITIVE POWER
5,937,175**

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11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,937,175**

-----------------------------------------------------------------------

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
☐

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13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.9%**

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14.	TYPE OF REPORTING PERSON
IN

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** See Item 5

CUSIP NO. 941075103	SCHEDULE 13D

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1.	NAME OF REPORTING PERSON

Murray A. Indick

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2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒

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3.	SEC USE ONLY

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4.	SOURCE OF FUNDS*

  See Item 3

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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
☐

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6.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

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7.	SOLE VOTING POWER
-0-

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8.	SHARED VOTING POWER
5,937,175**

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9.	SOLE DISPOSITIVE POWER
-0-

-----------------------------------------------------------------------

10.	SHARED DISPOSITIVE POWER
5,937,175**

-----------------------------------------------------------------------

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,937,175**

-----------------------------------------------------------------------

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
☐

-----------------------------------------------------------------------

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.9%**

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14.	TYPE OF REPORTING PERSON
IN

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** See Item 5

CUSIP NO. 941075103	SCHEDULE 13D

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1.	NAME OF REPORTING PERSON

Charles E. McCarthy

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2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) []
(b) ☒

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3.	SEC USE ONLY

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4.	SOURCE OF FUNDS*
See Item 3

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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
☐

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6.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

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7.	SOLE VOTING POWER
-0-

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8.	SHARED VOTING POWER
5,937,175**

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9.	SOLE DISPOSITIVE POWER
-0-

-----------------------------------------------------------------------

10.	SHARED DISPOSITIVE POWER
5,937,175**

-----------------------------------------------------------------------

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,937,175**

-----------------------------------------------------------------------

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
☐

-----------------------------------------------------------------------

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.9%**

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14.	TYPE OF REPORTING PERSON
IN

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** See Item 5

CUSIP NO. 941075103	SCHEDULE 13D

Item 1. Security and Issuer

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This Amendment No. 10 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on October 4, 2007 by Prides Capital Partners, L.L.C. a Delaware limited liability company, Kevin A. Richardson, II, Henry J. Lawlor, Jr., Murray A. Indick, and Charles E. McCarthy. This amendment to the Schedule 13D relates to the shares of Common stock, $.01 par value (the “Common Stock”) of Waste Services, Inc. a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 1122 International Blvd. Suite 601, Burlington, Ontario L7L 6Z8. The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction

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On November 6, 2007, the Reporting Persons terminated the plan previously entered into with Fidelity Prime Services in accordance with Rule 10b5-1 under the Securities and Exchange Act of 1934, as amended. The plan was previously disclosed by the Reporting Persons in Amendment No. 9 to Schedule 13D.

Item 5. Interest in Securities of the Issuer

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(a),(b) According to the Issuer’s 10-K filed on November 1, 2007 there were 46,074,982 shares of Common Stock issued and outstanding as of October 30, 2007. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of 5,937,175 shares of common stock, representing 12.9% of the shares outstanding, held by Prides Capital Partners, L.L.C. Voting and investment power concerning the above shares are held solely by Prides Capital Partners, L.L.C.

Although Kevin A. Richardson, II, Henry J. Lawlor, Jr., Murray A. Indick, and Charles E. McCarthy are joining in this Amendment as Reporting Persons, the filing of this Amendment shall not be construed as an admission that any of them are, for any purpose, the beneficial owner of any of the securities that are beneficially owned by Prides Capital Partners, L.L.C.

CUSIP NO. 941075103	SCHEDULE 13D

(c) During the last 60 days, the Reporting Persons bought the following shares of Common Stock in the open market:

Trade Date	Shares	Price/Share
11-2-2007	69,000	8.7334
11-5-2007	27,300	8.9449

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

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None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

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Exhibit A Joint Filing Undertaking

CUSIP NO. 941075103	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2007

Prides Capital Partners, L.L.C.

By:	/s/ Murray A. Indick

------------------------

Murray A. Indick

Managing Member

Kevin A. Richardson, II

/s/ Murray A. Indick	By:	/s/ Murray A. Indick
------------------------	------------------------
Murray A. Indick	Murray A. Indick
Attorney-in-Fact

Henry J. Lawlor, Jr.	Charles E. McCarthy

By:	/s/ Murray A. Indick	By:	/s/ Murray A. Indick
------------------------	------------------------
Murray A. Indick	Murray A. Indick
Attorney-in-Fact	Attorney-in-Fact

CUSIP NO. 941075103	SCHEDULE 13D

Exhibit A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated: November 7, 2007

Prides Capital Partners, L.L.C.

By:	/s/ Murray A. Indick

------------------------

Murray A. Indick

Managing Member

Kevin A. Richardson, II

/s/ Murray A. Indick	By:	/s/ Murray A. Indick
------------------------	------------------------
Murray A. Indick	Murray A. Indick
Attorney-in-Fact

Henry J. Lawlor, Jr.	Charles E. McCarthy

By:	/s/ Murray A. Indick	By:	/s/ Murray A. Indick
------------------------	------------------------
Murray A. Indick	Murray A. Indick
Attorney-in-Fact	Attorney-in-Fact